UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	May 15, 2012	Consolidated Financial Statements for the Fiscal Year Ended March 31, 2012 (U.S. Accounting Standards)

2	May 15, 2012	Renewal of Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (i.e. Defensive Measures against Takeovers)

3	May 15, 2012	Considerations and Policies Regarding Minimum Stock Trading Unit Reduction

4	May 15, 2012	Notice on Distribution of Surplus

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: May 15, 2012

[Exhibit 1]

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2012 (U.S. Accounting Standards)

[Translation]

May 15, 2012
Listed Company: Wacoal Holdings Corp.	Stock Exchanges: Tokyo (1st section), Osaka (1st section)
Code Number: 3591	URL: http://www.wacoalholdings.jp/
Representative: (Position) Representative Director	(Name) Yoshikata Tsukamoto
For Inquiries: (Position) Managing Director and General Manager of Corporate Planning	(Name) Ikuo Otani Tel: +81 (075) 682-1028
Scheduled date of Ordinary Shareholders’ Meeting: June 28, 2012	Scheduled Commencement Date of Dividend Payment: June 5, 2012
Scheduled date of Annual Securities Report Filing: June 28, 2012
Supplementary materials regarding Annual Business Results: Yes
Explanatory meeting regarding Annual Business Results: Yes

(Amounts less than 1 million yen have been rounded.)

1.	Consolidated Results for the Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)

(1)	Consolidated Business Results

	(% indicates changes from previous fiscal year)

	Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2012	171,897	3.8	10,377	135.8	10,207	159.9	6,913	148.2
Fiscal Year Ended March 31, 2011	165,548	1.2	4,401	14.9	3,927	24.5	2,785	12.5

(Note) Comprehensive income (loss):	Fiscal Year ended March 31, 2012: 6,862 million yen (—%)
Fiscal Year ended March 31, 2011: (1,186) million yen (—%)

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share	Ratio of Net Income Attributable to Wacoal Holdings Corp. to Shareholders’ Equity	Ratio of Pre-tax Net Income to Total Assets	Ratio of Operating Income to Sales
	Yen	Yen	%	%	%
Fiscal Year Ended March 31, 2012	49.08	49.02	4.1	4.7	6.0
Fiscal Year Ended March 31, 2011	19.73	19.72	1.7	1.8	2.7

(Reference) Equity in income/(loss) of equity-method investment:	Fiscal Year ended March 31, 2012: 1,008 million yen
Fiscal Year ended March 31, 2011: 990 million yen

(Note) As described in “(7) Basic Significant Matters in Preparation of Consolidated Financial Statements” on page 19, retroactive adjustments have been made to the results for the fiscal year ended March 31, 2011, including with respect to (2), (3) and Section 2 below.

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2012	221,098	173,428	171,496	77.6	1,217.57
Fiscal Year Ended March 31, 2011	215,276	169,380	167,480	77.8	1,189.08

(3)	Consolidated Cash Flow Status

	Cash Flow from Operating Activities	Cash Flow used in Investing Activities	Cash Flow used in Financing Activities	Balance of Cash and Cash Equivalents at End of Fiscal Year
	Million Yen	Million Yen	Million Yen	Million Yen
Fiscal Year Ended March 31, 2012	9,917	(3,324)	(2,824)	29,985
Fiscal Year Ended March 31, 2011	10,441	(703)	(4,965)	26,316

2.	Status of Dividends

	Annual Dividend					Total Amount of Dividends (annual)	Payout Ratio (consolidated)	Ratio of Dividend to Shareholders’ Equity (consolidated)
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen	Million Yen	%	%
Fiscal Year Ended March 31, 2011	—	—	—	20.00	20.00	2,817	101.4	1.7
Fiscal Year Ended March 31, 2012	—	—	—	28.00	28.00	3,944	57.0	2.3

Fiscal Year Ending March 31, 2013 (Estimates)	—	—	—	28.00	28.00		51.9

3.	Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2013 (April 1, 2012 – March 31, 2013)

(% indicates changes from the previous fiscal year with respect to “Annual” and from the six-month period ended September 30, 2011 with respect to “Six-month Period Ending September 30, 2012”)

	Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-month Period Ending September 30, 2012	92,500	4.2	7,500	(14.7)	7,700	(10.1)	4,500	(12.7)	31.95
Annual	185,000	7.6	11,500	10.8	12,000	17.6	7,600	9.9	53.96

4.	Other

(1)	Changes in significant subsidiaries during the fiscal year ended March 31, 2012 (change in scope of consolidation): None

New: None

Excluded: None

(Note) For details, please see “(7) Basic Significant Matters in Preparation of Consolidated Financial Statements” in Section 4 “Consolidated Financial Statements” on page19.

(2)	Changes in Accounting Principles, Procedures and Indication Method:

(i)	Changes due to modifications in accounting standards, etc.: None
(ii)	Changes other than (i) above: Yes

(Note) For details, please see “(7) Basic Significant Matters in Preparation of Consolidated Financial Statements” in Section 4 “Consolidated Financial Statements” on page 19.

(3)	Number of Issued Shares (Common Stock)

	Fiscal Year Ended March 31, 2012	Fiscal Year Ended March 31, 2011
(i) Number of issued shares (including treasury stock) as of period-end:	143,378,085 shares	143,378,085 shares
(ii) Number of shares held as treasury stock as of period-end:	2,527,015 shares	2,529,607 shares
(iii) Average number of shares during the period:	140,848,576 shares	141,145,190 shares

(Reference) Summary of Non-consolidated Results

1.	Non-consolidated Results for the Fiscal Year Ended March 31, 2012 (April 1, 2011 – March 31, 2012)

(1)	Non-consolidated Business Results

(% indicates changes from previous fiscal year)

	Sales		Operating Income		Ordinary Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Fiscal Year Ended March 31, 2012	7,874	2.7	3,917	0.8	3,981	(0.4)	3,756	9.4
Fiscal Year Ended March 31, 2011	7,662	9.9	3,885	28.1	4,000	28.7	3,432	18.8

	Net Income Per Share	Diluted Net Earnings Per Share
	Yen	Yen
Fiscal Year Ended March 31, 2012	26.67	26.63
Fiscal Year Ended March 31, 2011	24.30	24.28

(2)	Non-consolidated Financial Condition

	(% indicates changes from previous fiscal year)

	Total Assets	Net Assets	Capital-to-asset Ratio	Net Asset per Share
	Million Yen	Million Yen	%	Yen
Fiscal Year Ended March 31, 2012	146,341	143,380	97.8	1,016.54
Fiscal Year Ended March 31, 2011	146,121	142,451	97.3	1,010.29

(Reference) Equity Capital:	As of the end of the fiscal year ended March 31, 2012: 143,180 million yen
As of the end of the fiscal year ended March 31, 2011: 142,297 million yen

*Notes on Implementation of Audit Procedures

These financial statements are not subject to the audit procedures based on the Financial Instruments and Exchange Law. The audit procedures for annual financial statements based on the Financial Instruments and Exchange Law had not been completed as of the time of disclosure of these financial statements.

*Cautionary Statement regarding Forward Looking Statements

The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future.

Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding fiscal 2013 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.

These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to recruit and maintain qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks relating to intellectual property; risks relating to protection of personal information and Wacoal’s confidential information; risks relating to internal control; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks relating to return of investment for development of new market; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

Qualitative Information and Financial Statements

1.	Business Results

(1) Analysis of Business Results

Results For the Fiscal Year Ended March 2012

Our group (primarily Wacoal Corp., our core operating entity) entered the second year of our three-year mid-term plan and sought to improve profitability through structural reform of our domestic business and made efforts to strengthening growth by actively developing our overseas business, mainly in China.

As a result of the above, with respect to our consolidated business results for the fiscal 2012, overall sales increased as compared to the previous fiscal year mainly due to the expansion of sales attributable to our Wacoal brand business, Peach John business and our business in China. Operating income increased as compared to the previous fiscal year due to increased profits from sales attributable to our Wacoal brand business and due to improvement in the profitability of our domestic subsidiaries.

Sales:	171,897 million yen (an increase of 3.8% as compared to the previous fiscal year)

Operating income:	10,377 million yen (an increase of 135.8% as compared to the previous fiscal year)

Pre-tax net income:	10,207 million yen (an increase of 159.9% as compared to the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	6,913 million yen (an increase of 148.2% as compared to the previous fiscal year)

Business Overview of Our Operating Segments

a.	Wacoal Business (Domestic)

In our Wacoal brand business, sales of core brassieres and bottom products showed strong performance due to our success in appealing to consumers through our product lineup and promotional activities based on our announcement entitled “body aging (physiological changes associated with aging)”, which was based on the results of Wacoal Corp. Human Science Research Center’s research. However, this was partially offset by sales of our undergarments, which fell below the results of the previous fiscal year due to competition and unsteady weather conditions despite the strong performance of certain products using natural materials. Thus, overall sales of our core Wacoal brand business exceeded the results for the previous fiscal year as a result of the performance of our brassieres and bottom products.

In our Wing brand business, although sales of our brassieres and bottom products showed steady performance, which was similar to that of our Wacoal brand business, sales of men’s innerwear fell below the results for the previous fiscal year due to the poor performance and clearance of Style Science series products. Thus, although in-store performance was steady, overall sales of our Wing brand business remained unchanged from the results for the previous fiscal year due to clients’ inventory adjustments, which resulted in fewer deliveries of our products.

Regarding our retail business, sales at our direct retail store AMPHI expanded as a result of strong performance of our existing shops due to improvement of brand recognition and the opening of new stores. Sales from our Wacoal Factory Stores were steady in general due to our improvement in product lineup, despite the partial damage to certain stores as a result of the effects of the earthquake that struck Japan on March 11, 2011 and subsequent tsunami (the “Earthquake”). As a result, overall sales of our retail business also exceeded the results for the previous fiscal year.

In our wellness business, despite the steady performance of sports tights from our sports conditioning wear “CW-X” brand and functionality-focused business pumps, overall sales from our wellness business remained unchanged from the results for the previous fiscal year due to a decrease in sales from TV infomercials subsequent to a decrease in the number of TV infomercials run after the Earthquake.

In our catalog sales business, overall sales exceeded the results for the previous fiscal year due to the steady performance of catalog sales and the expansion of internet sales.

In sum, overall sales of Wacoal Corp. exceeded the results for the previous fiscal year due to strong performance of our core operating business, Wacoal brand, and the expansion of our retail business. Our operating income also exceeded the results for the previous fiscal year due to increased net sales and our success in reducing cost of sales and in improving our selling and administrative expenses ratio.

Sales:	115,870 million yen (an increase of 4.5% as compared to the previous fiscal year)

Operating income:	8,172 million yen (an increase of 45.4% as compared to the previous fiscal year)

b.	Wacoal Business (Overseas)

In our overseas operations, we made aggressive efforts in expanding our U.S. market share and enhancing our product lineup at department stores, which are our major clients, as well as in expanding sales in countries neighboring Japan and internet retailing. Despite the impact of exchange rate fluctuation, sales exceeded the results for the previous fiscal year as a result of strong performance of our reasonably-priced brassieres and functional bottom products and our internet sales, which exceeded our original expectations. In addition to an increase in net sales, operating income exceeded the results for the previous fiscal year due to an improvement in our sales-to-profit ratio accompanied with cost reduction efforts. The exchange rate in the fiscal 2012 was 78 yen per dollar (compared to 85 yen per dollar for the previous fiscal year).

In our business in China, we made efforts to strengthen our product lineup and promote the opening of new stores mainly in inner mainland China. Although net sales exceeded the results for the previous fiscal year, the growth in net sales slowed due to a significant decline in the number of visitors to department stores, which are our major clients, which in turn was attributable to certain government administrative guidance on the regulations on misleading advertisements and a lack of differentiation of our products from competing products and sales promotions. Despite our efforts in reassessing costs due to the slowed sales, we suffered an operating loss as a result of an increase in selling and administrative expenses incurred due to an increase in our numbers of stores. The exchange rate in the fiscal 2012 was 12 yen per Chinese yuan (compared to 13 yen per Chinese yuan).

Sales:	21,396 million yen (an increase of 6.9% as compared to the previous fiscal year)

Operating income:	1,440 million yen (an increase of 8.9% as compared to the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (“Peach John”), sales from our core mail-order catalogues showed strong performance as a result of successful rescheduling of our catalog publication timing, which was in line with the change of our sales schedule. Net sales from our direct retail stores exceeded the results from the previous fiscal year as a result of strong performance of our existing shops that conducted effective advertising campaigns and improved their product lineup, despite a decrease in the number of shops as compared to the number of shops for previous fiscal year. As for our directly-managed overseas stores, although the seven stores operated in China showed weak performance, our two directly-managed stores in Hong Kong showed strong performance. As a result of the above, our Peach John business exceeded the results from the previous fiscal year.

Despite an increase in expenses incurred in connection with our business development in China and effect of our amortization costs, which we record every fiscal year, our domestic business showed gradual improvement, and we achieved operating profit with respect to our Peach John business as a result of recovered sales, efforts to cut labor costs and fixed expenses through the integration and elimination of business offices conducted during the previous fiscal year as well as a lower cost-to-sales ratio.

Sales:	13,836 million yen (an increase of 19.5% as compared to the previous fiscal year)

Operating income:	529 million yen (as compared to 2,879 million yen of operating loss incurred for the previous fiscal year)

d.	Other

               With respect to Lecien Corporation (“Lecien”), sales from our core innerwear products showed strong performance as a result of expansion of offered products jointly developed with our major clients. However, net sales from our apparel business, which offers outerwear products, fell below the results for the previous fiscal year due to a reduction in the number of unprofitable products. As a result, net sales from Lecien remained at the same level for the previous fiscal year due to the above. However, we suffered an operating loss as a result of losses incurred in connection with the withdrawal from our employees’ pension fund, which was only partially offset by improved operating income at the business level.

As for Nanasai Co., Ltd. (“Nanasai”), which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, net sales fell below the results for the previous fiscal year despite strong sales performance of our products. This was due to the completion of the shop renovations of department stores commenced during the previous fiscal year, as well as the poor performance of short-term rental business of mannequins due to the restrained investments and the cancellation of various events by our business partners caused by the impact of the Earthquake. Operating income fell below the results for the previous fiscal year in connection with a decrease in sales, despite our efforts to achieve efficiency by cutting expenses.

Sales:	20,795 million yen (a decrease of 10.0% as compared to the previous fiscal year)

Operating income:	236 million yen (a decrease of 30.2% as compared to the previous fiscal year)

Forecast for Next Fiscal Year

Despite the sign of gradual recovery in the Japanese economy, we anticipate that the management environment surrounding our group will continue to remain severe with an increasingly uncertain outlook for the economy due to several factors including limited power supply and nuclear hazard. However, we plan to ensure the implementation of our mid-term plan (from fiscal 2011 to fiscal 2013), which will end during fiscal 2013, and make fiscal 2013 a year to build the foundation for our growth strategies under the next mid-term plan.

In our Wacoal business (domestic), we will make efforts, mainly through Wacoal Corp., our core operating entity, to expand our share in the domestic innerwear market by developing products based on the key concept of “body aging” and strengthening high volume products. We will also continue to seek to improve the profitability structure of our domestic business through structural reform and will begin working on structural reform of manufacturing domain through reduction of production and/or procurement expenses. We will also make aggressive efforts to expand our retail business, wellness business and online business, which we believe have further growth potential, and will work on rebuilding supply chain management which can exercise the resources of our group (including our subsidiaries), as a whole.

In our Wacoal business (overseas), our business in the United States continues to show steady performance and we will make efforts to further enhance our product lineup, including by launching new products, and to expand our sales channels and regions. In China, where we expect further economic growth, we will continue to work on expanding sales and improving profitability, while responding to changes in the business environment. In addition, we will make efforts to strengthen our operating base and expand sales in the European markets by utilizing the resources of Eveden Group Limited, an English company, which became our subsidiary in April 2012.

In our Peach John business, we will seek to establish a sustainable and stable profit structure and will make efforts to elevate our sales policies by effectively utilizing the mail-order catalogues and internet and to expand sales.

In our Other segment, Lecien will aim to build a business structure which can generate stable revenues by improving profit margins. In addition, Nanasai will make efforts to establish stable profit-making business structure by developing high value-added products utilizing figure models and store construction quality and making proposals to clients.

Our forecast for next fiscal year is based on the following preconditions:

For the primary exchange rates, the exchange rate for the U.S. dollar is assumed to be 81 yen to the dollar and for the Chinese yuan is assumed to be 13 yen to the yuan.

Sales:	185,000 million yen (an increase of 7.6% as compared to the previous fiscal year)

Operating income:	11,500 million yen (an increase of 10.8% as compared to the previous fiscal year)

Pre-tax net income:	12,000 million yen (an increase of 17.6% as compared to the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	7,600 million yen (an increase of 9.9% as compared to the previous fiscal year)

(2) Analysis of Financial Condition

Status of Assets, Liabilities and Shareholders’ Equity

Our total assets as of March 31, 2012 was 221,098 million yen, an increase of 5,822 million yen from the end of the previous fiscal year, as a result of increases in inventories and receivables.

In terms of liabilities, our current liabilities were 47,670 million yen, an increase of 1,774 million yen from the end of the previous fiscal year, as a result of an increase in accounts payable under current liabilities and an increase in reserves for retirement benefit under long-term liabilities.

Shareholders’ equity was 171,496 million yen, an increase of 4,016 million yen from the end of the previous fiscal year, due to increases in retained earnings and unrealized gain on securities.

As a result of the above, our total shareholders’ equity ratio as of March 31, 2012 was 77.6%, a decrease of 0.2% from the end of the previous fiscal year.

Cash Flows Status

Cash flow from operating activities:

Cash flow from operating activities during fiscal 2012 was 9,917 million yen, a decrease of 524 million yen as compared to the previous fiscal year, which reflects the result after adjusting the net income of 7,016 million yen for deferred taxes and equity in net income of affiliated companies, as well as depreciation expenses and an increase in payables.

Cash flow used in investment activities:

Cash flow used in investment activities was 3,324 million yen, an increase of 2,621 million yen as compared to the previous fiscal year, due to the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

Cash flow used in financing activities:

Cash flow used in financing activities was 2,824 million yen, a decrease of 2,141 million yen as compared to the previous fiscal year, due to the repayment of short-term bank loans and cash dividend payments.

As a result, the balance of cash and cash equivalents at the end of fiscal 2012, calculated by excluding the exchange difference on cash and cash equivalents from the above total, was 29,985 million yen, an increase of 3,669 million yen as compared to the previous fiscal year.

Free cash flow, which was calculated by subtracting the amount of capital investment from the cash flow from operating activities, amounted to 6,363 million yen.

Trends in certain cash-flow indicators

	Fiscal Year Ended March 31, 2010	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
Shareholders’ equity ratio (%)	77.1	77.8	77.6
Shareholders’ equity ratio based on the market value (%)	74.0	68.6	62.5
Debt redemption years (years)	0.9	0.6	0.7
Interest coverage ratio (times)	104.6	114.0	110.2

Shareholders’ equity ratio = shareholders’ equity/total assets

Shareholders’ equity ratio based on the market value = aggregate market value of shareholders’ equity/total assets

Debt redemption years = interest-bearing debt/cash flow from operating activities

Interest coverage ratio = cash flow from operating activities/interest payment

Interest payment = “cash payment/interest” as described in the supplemental information to the consolidated cash flow statements

(3) Basic Policy Regarding Distribution of Profits and Dividends for Fiscal 2012 and Fiscal 2013

Out basic policy regarding the distribution of profits to our shareholders is to pay steady dividends and increase our earnings per share, while giving due consideration to the improvement of corporate value through active investment that will result in increased profitability. As for retained earnings, with the aim of improving our corporate value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We also concentrate on new business investments, such as entry into new markets, strategic business alliances and M&A activities. With these efforts, we seek to benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will try to improve capital efficiency and return profits to our shareholders.

Based on our steady performance of the business results for the fiscal year ended March 31, 2012, we would like to amend the dividend payable for fiscal 2012 to 28.00 yen per share, an increase of 5.00 yen per share from 23.00 yen per share, as initially announced. For fiscal year ending March 31, 2013, we hope to be able to distribute 28.00 yen per share.

(4) Business Risks

These matters have not significantly changed since disclosure in our annual report for the year ended March 2011, and are omitted.

For a financial summary for the year ended March 2011 disclosing the above matters, please refer to the following URL.

Our homepage:

http://www.wacoalholdings.jp/ir/library02.html

2.	Status of Corporate Group

Our corporate group consists of Wacoal Holdings Corp. (the “Company”), 47 subsidiaries and 9 affiliates, and is principally engaged in the manufacturing and wholesale distribution of innerwear (primarily women’s foundation wear, lingerie, nightwear and children’s underwear), outerwear, sportswear, and other textile goods and related products, as well as the direct sale of certain products to consumers. Our corporate group also conducts business in the restaurant, culture, services, and interior design businesses.

Segment information and a summary of the various companies that make up our corporate group are as follows.

Business Segment	Operating Segment	Major Affiliated Companies
Wacoal Business (Domestic)	Manufacturing and Sales	Wacoal Corporation
(Total: 1 company)

	Sales	Une Nana Cool Corp. Two other companies
(Total: 3 companies)

	Apparel Manufacturing	Kyushu Wacoal Sewing Corp., Hokuriku Wacoal Sewing Corp., Niigata Wacoal Sewing Corp., Torica Inc. Two other companies
(Total: 6 companies)

	Other Textile Related	Wacoal Distribution Corp. One other company
(Total: 2 companies)

	Cultural Business Service	Wacoal Art Center, Ltd.
(Total: 1 company)

	Other Business	Wacoal Holdings Corp. Seven other companies
(Total: 8 companies)

Wacoal Business (Overseas)	Manufacturing and Sales	Wacoal America, Inc., Wacoal China Co., Ltd., Taiwan Wacoal Co., Ltd. One other company
(Total: 4 companies)

	Sales	Wacoal Singapore Private Ltd., Wacoal Hong Kong Co., Ltd., Wacoal France Société Anonyme, Wacoal (UK) Ltd. Four other companies
(Total: 8 companies)

	Apparel Manufacturing	Wacoal Dominicana Corp. (Dominican Republic), Guandong Wacoal Inc. One other company
(Total: 3 companies)

	Other Textile Related	Wacoal International Hong Kong Co., Ltd.
(Total: 1 company)

	Other Business	Wacoal International Corp. (U.S.) Wacoal Investment Co., Ltd. (Taiwan) One other company
(Total: 3 companies)

Peach John Business	Sales	Peach John Co., Ltd. Three other companies
(Total: 4 companies)

Other	Manufacturing and Sales	Lecien Corporation One other company
(Total: 2 companies)

	Apparel Manufacturing	Lecien Nagasaki Corporation, Dalian Lecien Fashion Co., Ltd. Three other companies
(Total: 5 companies)

	Other Textile Related	Lecien U.S.A., Inc. One other company
(Total: 2 companies)

	Other Business	Nanasai Co., Ltd., Wacoal Service Co., Ltd., Wacoal Career Service Corp. One other company
(Total: 4 companies)

The business distribution diagram is as follows:

Consumer/Client
Sales
Sales
Domestic
Overseas
Sales
(North and Central America)
(Apparel Manufacturing and Raw Materials Manufacturing: 9 companies)
Kyushu Wacoal Manufacturing Corp.
Hokuriku Wacoal Sewing Corp.
Niigata Wacoal Sewing Corp.
Torica Inc.
5 other companies
Supply of Raw Materials
Supply of Raw Materials and Semi-manufactured
(Investment: 1 company)
Wacoal International Corp. (U.S.)
(Manufacturing and Sales: 1 company)
Wacoal America, Inc. (U.S.)
Supply of Raw Materials
Supply of Raw Materials and Semi-manufactured
Supply of Goods
Supply of Raw Materials
(Apparel Manufacturing: 1 company)
Wacoal Dominicana Corp. (Dominican Republic)
(Manufacturing and Sales: 1 company)
Lecien Corporation
Supply of Goods
(Sales: 4 companies)
Wacoal Sports Science Corp. (U.S.)
3 other companies
Supply of Goods
Supply of Goods
Supply of Goods
(Europe)
(Sales: 5 companies)
Peach John Co., Ltd.
Une Nana Cool Corp.
3 other companies
Supply of Goods
(Sales: 3 companies)
Wacoal France S.A. (France)
Wacoal (U.K.) Ltd. (U.K.)
1 other company
Supply of Goods
Wacoal Corp.
(Asia)
(Investment and Other Business: 3 companies)
Wacoal Investment Co., Ltd. (Taiwan)
2 other companies
(Other Textile Related: 2 companies)
Wacoal Distribution Corp.
1 other company
Business Services Support etc.
Supply of Goods
(Sales: 6 companies)
Wacoal Singapore Private Ltd. (Singapore)
Wacoal Hong Kong Co., Ltd. (Hong Kong)
4 other companies
(Cultural Business Service: 1 company)
Wacoal Art Center Co., Ltd.
Administrative Services Support
(Manufacturing and Sales: 12 companies)
Guangdong Wacoal Inc. (China)
Wacoal China Co., Ltd. (China)
Shinyoung Wacoal Inc. (Korea)
Taiwan Wacoal Co., Ltd. (Taiwan)
Thai Wacoal Public Co., Ltd. (Thailand)
7 other companies
Supply of Raw Materials
Supply of Semi-manufactured Goods
(Other Business: 4 companies)
Nanasai Co., Ltd.
Wacoal Service Co., Ltd.
Wacoal Career Service Corp.
House of Rose Co., Ltd.
Sales Appliances and Business Services Support etc.
Supply of Raw Materials
Supply of Raw Materials
(Other Textile Related: 2 companies)
Wacoal International Hong Kong Co., Ltd. (Hong Kong)
1 other company
Supply of Raw Materials
Wacoal Holdings Corp. (holding company)

3.	Management Policies

The following matters have not significantly changed since the disclosure in the financial statements for the fiscal year ended March 31, 2010 (disclosed on March 11, 2010), and are omitted.

(1)	Basic Business Policy

(2)	Measures for Business Targets

(3)	Our Medium- and Long-term Business Strategy

For the financial statements for the fiscal year ended March 31, 2010 disclosing the above matters, please refer to the following URL.

Our homepage:

http://www.wacoalholdings.jp/ir/financial_results.html

The Tokyo Stock Exchange homepage (listed company search):

http://www.tse.or.jp/listing/compsearch/index.html

(4)	Issues to Address

“Maintaining and/or expanding sales from our domestic business” is the most important factor for our group to continue growth. While our core domestic sales channels (department stores, mass merchandisers and specialty stores) remain weak, our sales channel strategies that are based on consumer behavior have become considerably important. We have launched a structural reform and have been making and will steadily make efforts to ensure a proper profitability structure in order to respond to the drastic change in the scale of business in our markets. We will also need to build a system which can accurately respond to changes in consumer needs (as seen in the price reduction in high volume products) by drawing on our group’s collective strength. In such an environment, we will actively make investments into new business lines that we believe will general contribute to sales. Among other things, we consider our overseas innerwear business as our group’s biggest growth engine and we believe it is essential for us to develop a business which focuses on building brands, cultivates business expansion and actively makes investments in the emerging and new markets.

The second key factor is “improving profitability”. In order to reduce production costs, we will rebuild our entire group’s supply chain. We will also aim to achieve high-profitability structure by reducing logistics costs or indirect expenses and improving the productivity of each of our employees.

The third key factor is “strengthening the group management”. In aim to solving mid- and long-term issues to establish worldwide fame of Wacoal, we will strengthen our management control system of each business entity and rebuild the style and direction of alliances within our group to effectively facilitate our group’s capabilities

Wacoal Business (Domestic)

Seizing Share in Domestic Innerwear Market:

We will expand our share in sales volume and quantity and secure firm position in the domestic market by further developing the idea of “body aging” for customers and strengthening the high volume products.

Continued Efforts on Structural Reform and Expansion into Manufacturing Domain:

With respect to our existing domestic innerwear wholesale business, aiming to shift to a profitability structure which can respond to the change in the scale of business in our markets, we will continue to promote a structural reform that will achieve “department store business reform”, “manufacturing productivity improvement”, “streamlined distribution” and “business infrastructure reform” and will make efforts to establish a stable revenue base. Further, we will begin working on structural reform of manufacturing domain to reduce production and/or procurement expenses, build production channels for high volume products, in the future, and aim to establish an effective product supply channel for our entire group.

Establishing Pillar of Sales-potential Business:

With respect to our retail business, we will strategically control the regions in which we operate in order to respond to changing customer needs and trends with appropriate business location and product development and will aim to strengthen our high volume products and gain market share. In our wellness business, we will aim to expand sales by strengthening points of contact with customers and /or product items, mainly our sports conditioning wear “CW-X” brand. With respect to our online business, we will aim to strengthen the functionality of and items on our Company’s website and will also consider developing on other companies’ websites. As for men’s innerwear business, we will make efforts to expand sales and strengthen brand recognition by deepening collaboration with our business partners.

Wacoal Business (Overseas)

United States:

We will expand and enrich our product lineup by expanding market shares of new brands or developing body-shaping underwear with high functionality. We will also work on enhancing internet sales, and improving recognition and expanding market shares in the surrounding countries including Canada, Brazil and Mexico.

China:

We will make efforts to expand sales and/or market shares by utilizing commercial agents, to improve profitability by lowering cost ratio, to develop products mainly at Wacoal (Shanghai) Human Science R&D Co., Ltd. and to expand customer segments with mid-priced products through interactions with Lecien.

Asia:

We will work to strengthen alliances within our group by utilizing our production and/or planning capabilities as well as our joint venture’s brand to ensure sustainable growth and stable profitability.

Europe:

We will seek to establish the Wacoal brand in Europe and make efforts to improve growth and strengthen profitability. We will also make efforts to strengthen our operating base and expand sales in the European markets by utilizing the resources of Eveden Group Limited.

Peach John Business

We will continue to work on promoting the reform of our domestic business structure and aim to restore our brand and expand sales by improving product planning and/or precision of order placements as well as strategic advertisements in order to achieve a sustainable high-profit system. In Hong Kong, we will continue to expand our customer segments and will aim to stabilize our operating base and generate revenues in China at an early stage.

Other

Lecien:

We will develop new value-added products for the mass merchandisers, which are our core sales channel, to establish a stable revenue base. In addition, in order to make the utmost use of synergies within our group, we will incorporate the production infrastructure held by Lecien into our group’s supply chain management, and will expand the group’s demands for the lace materials handled by Lecien. With respect to the apparel business, we will make efforts to expand sales by working on the development of high value-added products based on the outcome from Wacoal Human Science Research Center’s research.

Nanasai:

We will need to work on the improvement of the profitability once the demands for store openings and/or renovations of department stores slow down. We will make efforts to expand Nanasai’s rental and sales business, its core competencies, by making full use of its design and quality of mannequins, figure models and/or objects.

4.	Consolidated Financial Statements (Unaudited)

(1) Consolidated Balance Sheet

Accounts	As of March 31, 2011	As of March 31, 2012	Amount Increased/(Decreased)
(Assets)	Million Yen	Million Yen	Million Yen
I. Current assets
Cash and cash equivalents	26,316	29,985	3,669
Time deposits	706	733	27
Marketable securities	4,840	5,179	339
Receivables	21,171	22,725	1,554
Allowance for returns and doubtful receivables	(1,617)	(1,460)	157
Inventories	31,116	32,847	1,731
Deferred tax assets	5,212	4,234	(978)
Other current assets	2,666	3,052	386

Total current assets	90,410	97,295	6,885

II. Tangible fixed assets
Land	21,787	21,783	(4)
Buildings and structures	60,318	60,077	(241)
Machinery and equipment	14,068	14,039	(29)
Construction in progress	93	22	(71)

	96,266	95,921	(345)
Accumulated depreciation	(46,532)	(46,843)	(311)

Net tangible fixed assets	49,734	49,078	(656)

III. Other assets
Investments in affiliated companies	14,702	14,599	(103)
Investments	32,685	34,064	1,379
Goodwill	10,367	10,367	—
Other intangible fixed assets	10,325	9,541	(784)
Prepaid pension cost	158	—	(158)
Deferred tax assets	876	597	(279)
Others	6,019	5,557	(462)

Total other assets	75,132	74,725	(407)

Total Assets	215,276	221,098	5,822

Accounts	As of March 31, 2011	As of March 31, 2012	Amount Increased/(Decreased)
(Liabilities)	Million Yen	Million Yen	Million Yen
I. Current Liabilities
Short-term bank loans	6,152	5,780	(372)

Payables
Notes payable	1,617	1,429	(188)
Accounts payable-trade	10,474	10,737	263
Accounts payable	5,112	6,948	1,836

	17,203	19,114	1,911

Accrued payroll and bonuses	6,133	6,411	278
Accrued taxes	1,932	1,747	(185)
Other current liabilities	2,460	2,555	95

Total current liabilities	33,880	35,607	1,727

II. Long-term liabilities
Reserves for retirement benefit	2,183	2,817	634
Deferred tax liability	7,441	7,085	(356)
Other long-term liabilities	2,392	2,161	(231)

Total long-term liabilities	12,016	12,063	47

Total liabilities	45,896	47,670	1,774

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,401	29,447	46
III. Retained earnings	137,274	141,370	4,096
IV. Accumulated other comprehensive income (loss)
Foreign currency exchange adjustment	(10,159)	(10,916)	(757)
Unrealized gain on securities	2,596	4,197	1,601
Pension liability adjustment	(2,002)	(2,976)	(974)
V. Treasury stock	(2,890)	(2,886)	4

Total shareholders’ equity	167,480	171,496	4,016
VI. Noncontrolling interests	1,900	1,932	32

Total equity	169,380	173,428	4,048

Total liabilities and equity	215,276	221,098	5,822

(2) Consolidated Income Statement

Accounts	Fiscal Year Ended March 31, 2011		Fiscal Year Ended March 31, 2012		Amount Increased/(Decreased)
	Million Yen	%	Million Yen	%	Million Yen
I. Sales	165,548	100.0	171,897	100.0	6,349
II. Operating expenses
Cost of sales	81,659	49.3	81,891	47.6	232
Selling, general and administrative expenses	77,611	46.9	79,627	46.4	2,016
Gain (loss) on sales of tangible fixed assets, net	105	0.1	2	0.0	(103)
Impairment loss on intangible fixed assets	1,772	1.0	—	—	(1,772)

Total operating expenses	161,147	97.3	161,520	94.0	373

Operating income	4,401	2.7	10,377	6.0	5,976
III. Other income (expenses)
Interest income	137	0.1	112	0.1	(25)
Interest expense	(88)	(0.1)	(93)	(0.0)	(5)
Dividend income	643	0.5	724	0.4	81
Gain (loss) on sale or exchange of marketable securities and/or investment securities	372	0.2	25	0.0	(347)
Valuation loss on marketable securities and/or investment securities	(1,585)	(1.0)	(831)	(0.5)	754
Other profit (loss), net	47	0.0	(107)	(0.1)	(154)

Total other income (expense)	(474)	(0.3)	(170)	(0.1)	304

Pre-tax net income	3,927	2.4	10,207	5.9	6,280

Income taxes
Current	3,480	2.1	3,523	2.0	43
Deferred	(1,470)	(0.9)	676	0.4	2,146

Total income taxes	2,010	1.2	4,199	2.4	2,189

Equity in net income of affiliated companies and net income before adjustment of profit and loss attributable to non-controlling interests	1,917	1.2	6,008	3.5	4,091
Equity in net income of affiliated companies	990	0.6	1,008	0.6	18

Net income	2,907	1.8	7,016	4.1	4,109

Profit (loss) attributable to non-controlling interests	(122)	(0.1)	(103)	(0.1)	19

Net income attributable to Wacoal Holdings Corp.	2,785	1.7	6,913	4.0	4,128

(3) Consolidated Comprehensive Income Statement

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
	Million Yen	Million Yen	Million Yen
I. Net income	2,907	7,016	4,109

II. Other comprehensive profit (loss) – after adjustment of tax effect
Foreign currency exchange adjustment	(2,802)	(782)	2,020
Net unrealized gain on securities	(1,072)	1,602	2,674
Pension liability adjustment	(219)	(974)	(755)

Total of other comprehensive profit (loss)	(4,093)	(154)	3,939

Comprehensive profit (loss)	(1,186)	6,862	8,048
Comprehensive profit (loss) attributable to non-controlling interests	(47)	(79)	(32)

Comprehensive profit (loss) attributable to Wacoal Holdings Corp.	(1,233)	6,783	8,016

(4) Consolidated Shareholders’ Equity Statement

Fiscal Year Ended March 31, 2011

Item	Equity
	No. of Shares Held Outside the Company	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock	Total Shareholders’ Equity	Non-controlling Interests	Total Equity
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2010	141,198	13,260	29,366	137,313	(5,547)	(2,532)	171,860	1,923	173,783
Cash dividends paid to the shareholders of the Company (20.00 yen per share)				(2,824)			(2,824)		(2,824)
Cash dividends paid to non-controlling interests							—	(70)	(70)
Purchase of treasury stock	(586)					(655)	(655)		(655)
Sale of treasury stock	236					297	297		297
Other			35				35		35
Net income				2,785			2,785	122	2,907
Other comprehensive profit (loss)					(4,018)		(4,018)	(75)	(4,093)

As of March 31, 2011	140,848	13,260	29,401	137,274	(9,565)	(2,890)	167,480	1,900	169,380

Fiscal Year Ended March 31, 2012

Item	Equity
	No. of Shares Held Outside the Company	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated other comprehensive income	Treasury stock	Total Shareholders’ Equity	Non-controlling Interests	Total Equity
	Thousand shares	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen	Million Yen
As of April 1, 2011	140,848	13,260	29,401	137,274	(9,565)	(2,890)	167,480	1,900	169,380
Cash dividends paid to the shareholders of the Company (20.00 yen per share)				(2,817)			(2,817)		(2,817)
Cash dividends paid to non-controlling interests							—	(47)	(47)
Purchase of treasury stock	(15)					(15)	(15)		(15)
Sale of treasury stock	6					5	5		5
Other	12		46			14	60		60
Net income				6,913			6,913	103	7,016
Other comprehensive profit (loss)					(130)		(130)	(24)	(154)

As of March 31, 2012	140,851	13,260	29,447	141,370	(9,695)	(2,886)	171,496	1,932	173,428

(5) Consolidated Cash Flow Statement

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
	Million Yen	Million Yen	Million Yen
I. Operating activities
1. Net income	2,907	7,016	4,109
2. Adjustment of net income to cash flow from operating activities
(1) Depreciation and amortization	4,685	4,660	(25)
(2) Stock-based compensation expense	50	60	10
(3) Allowance for returns and doubtful receivables	(364)	(155)	209
(4) Deferred taxes	(1,470)	676	2,146
(5) Gain (loss) on sale of fixed assets	122	(35)	(157)
(6) Impairment loss on fixed assets	107	37	(70)
(7) Impairment loss on intangible fixed assets	1,772	—	(1,772)
(8) Valuation loss on marketable securities and/or investment securities	1,585	831	(754)
(9) Gain (loss) on sale and exchange of marketable securities and/or investment securities	(372)	(25)	347
(10) Equity in net income of affiliated companies (after dividend income)	(566)	(451)	115
(11) Changes in assets and liabilities
Decrease (increase) in receivables	493	(1,589)	(2,082)
Decrease (increase) in inventories	400	(1,801)	(2,201)
Decrease (increase) in other current assets	194	(377)	(571)
Increase in payables	1,251	1,973	722
Decrease in reserves for retirement benefits	(331)	(685)	(354)
Decrease in other liabilities	(267)	(513)	(246)
(12) Other	245	295	50

Net cash flow from operating activities	10,441	9,917	(524)

II. Investing activities
1. Increase in time deposits	(1,809)	(515)	1,294
2. Decrease in time deposits	1,991	488	(1,503)
3. Proceeds from sale and redemption of marketable securities	3,242	8,372	5,130
4. Acquisition of marketable securities	(1,344)	(8,417)	(7,073)
5. Proceeds from sales of tangible fixed assets	538	451	(87)
6. Acquisition of tangible fixed assets	(2,652)	(2,708)	(56)
7. Acquisition of intangible fixed assets	(687)	(846)	(159)
8. Proceeds from sale of investments	988	417	(571)
9. Acquisition of investments	(960)	(590)	370
10. Others	(10)	24	34

Net cash flow from investing activities	(703)	(3,324)	(2,621)

III. Financing activities
1. Decrease in short-term bank loans	(1,794)	(368)	1,426
2. Proceeds from long-term debt	200	500	300
3. Repayment of long-term debt	(104)	(82)	22
4. Acquisition of treasury stock	(655)	(15)	640
5. Sale of treasury stock	282	5	(277)
6. Dividend payment to Wacoal Holdings Corp.	(2,824)	(2,817)	7
7. Dividend payment to non-controlling interests	(70)	(47)	23

Net cash flow from financing activities	(4,965)	(2,824)	2,141

IV. Effect of exchange rate on cash and cash equivalents	(785)	(100)	685

V. Increase (decrease) in cash and cash equivalents	3,988	3,669	(319)
VI. Initial balance of cash and cash equivalents	22,328	26,316	3,988

VII. Year-end balance of cash and cash equivalents	26,316	29,985	3,669

Additional Information

Accounts	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012	Amount Increased/(Decreased)
Cash paid for
Interest	91	90	(1)
Income taxes, etc.	3,645	3,702	57
Investment activities without cash disbursement
Acquisition amount of investment securities through stock swap	—	126	126
Acquisition amount of shares of consolidated subsidiaries through assumption of liabilities	200	—	(200)

(6) Notes on Going Concern

Not applicable.

(7) Basic Significant Matters in Preparation of Consolidated Financial Statements

(i)	Matters Regarding the Scope of Consolidation and Application of the Equity Method

Major consolidated subsidiaries:

Wacoal Corporation, Peach John Co., Ltd., Lecien Corporation, Kyushu Wacoal Manufacturing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co. (Taiwan), Ltd., Wacoal China Co., Ltd. and Wacoal International Hong Kong Co., Ltd.

Major Affiliated Companies:

Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

(ii)	Changes Regarding Subsidiaries and Affiliates

Consolidated (new):

Wacoal Canada Inc, Wacoal Kyoto South Distribution Corp.

Consolidated (excluded):

Kabushiki Kaisha Wacoal Dublevé, General Fashions Corp.

(iii)	Standard of Preparation of Consolidated Financial Statements

The consolidated financial statements have been prepared based on terms, format and preparation methods in compliance with accounting standards generally accepted in the United States as required in relation to the issuance of American Depositary Receipts. For this reason, the consolidated financial statements may be different from those that have been prepared based on the Consolidated Financial Statement Regulations and Standard of Preparation of Consolidated Financial Statements etc.

(iv)	Significant Accounting Policies

a.	Valuation Standard of Inventories

The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of cost or market accounting method.

b.	Valuation Standard of Tangible Fixed Assets and Method of Depreciation

Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly using the straight-line method based on the estimated useful lives of the assets (the lease term is used for capitalized leased assets).

c.	Valuation Standard of Marketable Securities and Investment Securities

Based on the provisions of U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 320, marketable securities and investments have been classified as available for sale securities and for sale and purchase securities, and valued at fair value. Gain or loss on sale of marketable securities is calculated based on the acquisition cost using the moving-average method. The valuation standard and valuation method of nonmarketable securities are valued at cost using the moving-average method.

d.	Reserve for Retirement Benefits

This is accounted for based on FASB ASC 715.

e.	Lease Transactions

Based on FASB ASC 840, capital leases have been capitalized at fair value of the lease payments and its corresponding accrued liabilities have been accounted.

f.	Accounting Procedure for Consumption Tax, etc.

Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

g.	Consolidated Cash Flow Statement

Upon preparing the consolidated cash flow statements, time deposits and certificates of deposit with original maturities of three (3) months or less have been included in cash and cash equivalents.

(v)	Change of Accounting Closing Month of Fiscal Year of Subsidiaries

During the current consolidated fiscal year (fiscal 2012), in order to reflect more appropriate periodic profit and loss statement in the consolidated financial statements, the accounting closing month of fiscal year of certain consolidated subsidiaries has been changed from December to March, to be consistent with our fiscal year end. In connection with this change, we have made retroactive adjustments to the consolidated balance sheet, consolidated income statement, consolidated comprehensive income statement, consolidated shareholders’ equity statement, consolidated cash flow statement, market value, etc. of securities, par-share information, segment information, and status of sales, in order to reflect the change of fiscal year-end at those consolidated subsidiaries. The amounts of such retroactive adjustments to the net income attributable to Wacoal Holdings Corp., total equity and total assets are as follows.

		(Unit: Million Yen)

	Before Retroactive Adjustments	After Retroactive Adjustments
Net income attributable to Wacoal Holdings Corp.	2,615	2,785
Total equity	168,867	169,380
Total Assets	215,345	215,276

(8) Notes to the Consolidated Financial Statements

(i)	Market Value, etc. of Securities

	(Unit: Million Yen)

	As of March 31, 2011				As of March 31, 2012
	Acquisition Cost	Total Unrealized Profit	Total Unrealized Loss	Fair Value	Acquisition Cost	Total Unrealized Profit	Total Unrealized Loss	Fair Value
Securities
National and Local Government Bonds	510	3	—	513	10	—	—	10
Corporate Bonds	1,300	4	27	1,277	1,500	1	61	1,440
Trust Fund	2,657	117	2	2,772	2,581	156	4	2,733

Total	4,467	124	29	4,562	4,091	157	65	4,183

Investment
Equities	22,165	7,488	516	29,137	21,803	9,341	14	31,130

Total	22,165	7,488	516	29,137	21,803	9,341	14	31,130

(Note)	The securities which are classified as available for sale securities are shown in the above table and the unlisted securities which are included in the investment securities are not shown.

(ii)	Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

In order to hedge exchange rate and interest rate risks, forward exchange contracts have been utilized as financial derivative products. The profits and losses of such contracts have been omitted as the amounts involved are non-material.

(iii)	Information on Par Share

	Fiscal Year Ended March 31, 2011	Fiscal Year Ended March 31, 2012
Net income attributable to Wacoal Holdings Corp.	2,785 million yen	6,913 million yen
Number of average shares issued during the year (excluding treasury stock)	141,145,190 shares	140,848,576 shares
Net income attributable to Wacoal Holdings Corp. per share	19.73 yen	49.08 yen
Diluted net earnings attributable to Wacoal Holdings Corp. per share	19.72 yen	49.02 yen

(iv)	Segment Information

a.	Segment Information by Type of Business

Fiscal Year Ended March 31, 2011 (April 1, 2010 - March 31, 2011)

	(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Sales
(1) Sales to outside customers	110,856	20,010	11,575	23,107	165,548	—	165,548
(2) Internal sales or transfers among segments	2,134	6,118	73	4,588	12,913	(12,913)	—

Total	112,990	26,128	11,648	27,695	178,461	(12,913)	165,548

Operating expenses	107,370	24,806	12,479	27,357	172,012	(12,913)	159,099
Customer related depreciation	—	—	276	—	276	—	276
Impairment loss on intangible fixed assets	—	—	1,772	—	1,772	—	1,772

Total operating expenses	107,370	24,806	14,527	27,357	174,060	(12,913)	161,147

Operating income (loss)	5,620	1,322	(2,879)	338	4,401	—	4,401

Fiscal Year Ended March 31, 2012 (April 1, 2011 - March 31, 2012)

	(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Sales
(1) Sales to outside customers	115,870	21,396	13,836	20,795	171,897	—	171,897
(2) Internal sales or transfers among segments	2,719	6,541	193	5,744	15,197	(15,197)	—

Total	118,589	27,937	14,029	26,539	187,094	(15,197)	171,897

Operating expenses	110,417	26,497	13,318	26,303	176,535	(15,197)	161,338
Customer related depreciation	—	—	182	—	182	—	182

Total operating expenses	110,417	26,497	13,500	26,303	176,717	(15,197)	161,520

Operating income	8,172	1,440	529	236	10,377	—	10,377

(Note)   Core products of respective businesses:

Wacoal business (domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, restaurant, culture services, etc.

Wacoal business (overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products

Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

b.	Information by Region

Fiscal Year Ended March 31, 2011 (April 1, 2010 to March 31, 2011)

	(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Total	Elimination or corporate	Consolidated
I. Sales
Sales to outside customers	144,999	9,167	11,382	165,548	—	165,548
II. Operating income	3,341	75	985	4,401	—	4,401
III. Long-lived assets	45,792	2,349	1,593	49,734	—	49,734

Fiscal Year Ended March 31, 2012 (April 1, 2011 to March 31, 2012)

	(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Total	Elimination or Corporate	Consolidated
I. Sales
Sales to outside customers	149,587	10,527	11,783	171,897	—	171,897
II. Operating income	9,174	93	1,110	10,377	—	10,377
III. Long-lived assets	45,240	2,334	1,504	49,078	—	49,078

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Main countries and areas belonging to classifications other than Japan
Asia: various countries of East Asia and Southeast Asia
Europe/N.A.: North America and European countries
	3.	Sales in respect of consolidated companies are categorized by location.
	4.	Long-lived assets include tangible fixed assets.

c.	Overseas Sales

Fiscal Year Ended March 31, 2011 (April 1, 2010 - March 31, 2011)

	(Unit: Million Yen)

	Asia	Europe/N.A.	Total
I. Overseas sales	9,167	11,382	20,549
II. Consolidated sales	—	—	165,548
III. Ratio of overseas sales in consolidated sales	5.5%	6.9%	12.4%

Fiscal Year Ended March 31, 2012 (April 1, 2011 - March 31, 2012)

	(Unit: Million Yen)

	Asia	Europe/N.A.	Total
I. Overseas sales	10,527	11,783	22,310
II. Consolidated sales	—	—	171,897
III. Ratio of overseas sales in consolidated sales	6.1%	6.9%	13.0%

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Main countries and areas belonging to classifications other than Japan
		Asia: various countries of East Asia and Southeast Asia
		Europe/N.A.: North America and European countries

(v)	Status of Sales

Type of product	Fiscal Year Ended March 31, 2011		Fiscal Year Ended March 31, 2012
	Amount	Distribution ratio	Amount	Distribution ratio
	Million Yen	%	Million Yen	%
Innerwear
Foundation and lingerie	116,127	70.1	124,303	72.3
Nightwear	8,713	5.3	9,390	5.5
Children’s underwear	1,476	0.9	1,530	0.9

Subtotal	126,316	76.3	135,223	78.7

Outerwear/Sportswear	17,397	10.5	16,371	9.5
Hosiery	1,666	1.0	1,646	0.9
Other textile goods and related products	7,493	4.5	8,226	4.8
Other	12,676	7.7	10,431	6.1

Total	165,548	100.0	171,897	100.0

Omission of Disclosure:

We have omitted the notes regarding the lease transactions, related-party transactions, stock options and tax effect accounting etc. because we believe it is not sufficiently necessary to disclose information on these matters in these financial statements.

5.	Others

(1)	Changes to Corporate Officers

The scheduled changes to directors and auditors after the conclusion of the 64th ordinary general meeting of shareholders to be held on June 28, 2012 will be as follows.

(i)	Director

1.	New Candidate for Director (as of June 28, 2012 (scheduled))

Yuzo Ide (Wacoal Corporation, Director and Senior Corporate Officer)

2.	Resigning Director (as of June 28, 2012 (scheduled))

Tadashi Yamamoto

3.	Promotion of Director (as of June 28, 2012 (scheduled))

Senior Managing Director Ikuo Otani (Managing Director)

(ii)	Corporate Auditor

1.	New Candidate for Corporate Auditor (as of June 28, 2012 (scheduled))

Tomoki Nakamura (Secretariat of Board of Corporate Auditors)

2.	Resigning Corporate Auditor (as of June 28, 2012 (scheduled))

Yoshio Kawashima

The management and administrative organization after the conclusion of the 64th Ordinary General Meeting of Shareholders to be held on June 28, 2012 will be as follows:

Management and Administrative Organization for the 65th Fiscal Year

Director/Corporate Auditor	Name
Representative Director	Yoshikata Tsukamoto
Director and Vice President	Hideo Kawanaka
Senior Managing Director	Ikuo Otani
Director	Hironobu Yasuhara
Director	Yuzo Ide (new)
Director (outside director)	Mamoru Ozaki
Director (outside director)	Morio Ikeda
Director (outside director)	Atsushi Horiba

Corporate Auditor	Mitsuo Yamamoto
Corporate Auditor	Tomoki Nakamura (new)
Corporate Auditor (outside corporate auditor)	Akira Katayanagi
Corporate Auditor (outside corporate auditor)	Tomoharu Kuda
Corporate Auditor (outside corporate auditor)	Yoko Takemura

(Reference)

The management and administrative organization for the 8th term of Wacoal Corporation will be as follows:

Management and Administrative Organization for the 8th Term

Director/Corporate Auditor	Corporate Officer	Name	Responsibility
Representative Director and Chairman		Yoshikata Tsukamoto

Director and Vice Chairman		Hideo Kawanaka

Representative Director	President and Corporate Officer	Hironobu Yasuhara

Director	Senior Corporate Officer	Yuzo Ide	General Manager of International Operations

Director	Senior Corporate Officer	Yasuyuki Nakatsutsumi	General Manager of Wacoal Brand Operation Division

Director	Corporate Officer	Akio Shinozaki	Chief of Human Science Research Center and General Manager of Intellectual Property Division

Director	Corporate Officer	Masaya Wakabayashi	Chief of Corporate Planning

Director	Corporate Officer	Kiyotaka Hiroshima	General Manager of Technology/Production Division

Corporate Auditor (new)		Tadashi Yamamoto

Corporate Auditor		Mitsuo Yamamoto

	Managing Corporate Officer	Masatoshi Okuyama	General Manager of East Japan Sales Control, Wacoal Brand Operation Division

	Managing Corporate Officer	Masahiro Joshin	General Manager of Chain Stores Sales Control, Wacoal Brand Operation Division

	Corporate Officer	Masashi Yamaguchi	General Manager of Personnel and Administration Department

	Corporate Officer	Akio Ouchi	General Manager of Information System Division

	Corporate Officer	Naruo Nishiyama	General Manager of Innerwear Products, Wacoal Brand Operation Division

	Corporate Officer (new)	Hideo Senoue	General Manager of West Japan Sales Control, Wacoal Brand Operation Division

	Corporate Officer (new)	Kuniharu Suzuki	General Manager of Wing Brand Operation Division

	Corporate Officer	Toshikazu Kasatani	General Manager of Kyoto Sales Office, Wing Brand Operation Division

	Corporate Officer	Hiroshi Nishioka	General Manager of Tokyo Sales Office, Wing Brand Operation Division

	Corporate Officer (new)	Hidehiko Imaizumi	General Manager of Retail Operation Division

	Corporate Officer	Tsuneo Matsui	General Manager of Wellness Business Division

	Corporate Officer	Masaaki Yajima	Director and General Manager of Wacoal China Co., Ltd.

- End -

[Exhibit 2]

[Translation]

May 15, 2012

To Whom It May Concern

Company Name:	WACOAL HOLDINGS CORP.
Representative:	Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact:	Ikuo Otani
Managing Director and General
Manager of Corporate Planning
(Telephone: +81 (075)682-1010)

Renewal of Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp.
(i.e. Defensive Measures against Takeovers)

At our 61st ordinary general meeting of shareholders held on June 26, 2009, our shareholders approved a proposal to establish the specifics of a Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (i.e. Defensive Measures Against Takeovers) in accordance with Article 16 of our Articles of Incorporation (such basic policy, the “Former Basic Policy”) for the purposes of securing and enhancing the corporate value and the common interests of our shareholders. On the same day, our board of directors adopted a specific plan (the “Former Plan”) that was based on the Former Basic Policy.

The period of both the Former Basic Policy and the Former Plan is effective until the close of the ordinary general meeting of shareholders pertaining to the business year that ends within three years after the close of the 61st ordinary general meeting of shareholders described above, which means that these effective periods will expire upon the close of the 64th ordinary general meeting of shareholders to be held on June 28, 2012 (the “Ordinary General Meeting of Shareholders”).

We have given consideration to, including whether to terminate, the measures against the acquisition of a substantial shareholding of Wacoal Holdings Corp. in light of changes in circumstances since the introduction of the Former Plan. At its May 15, 2012 meeting, our board of directors adopted a resolution to submit to the Ordinary General Meeting of Shareholders, for purposes of securing and enhancing the corporate value and common interests of our shareholders, a proposal to establish the specifics of the Basic Policy for Measures against the Acquisition of a Substantial Shareholding of Wacoal Holdings Corp. (the “Basic Policy”) under Article 16 of our Articles of Incorporation to prevent an inappropriate person from controlling our asset and business policy decisions in light of the “Basic Policy concerning Appropriate People who Control the Asset and Business Policy Decisions of Wacoal Holdings Corp.” (the policy governed by the main text of Article 118(iii) of the Ordinance for the Enforcement of the Corporate Law) (Article 118(iii)(b)(2) of the Ordinance for the Enforcement of the Corporate Law). In relation to the foregoing, we hereby announce as follows. In renewing the Basic Policy, we have only made technical changes; no substantive changes have been made to the contents of the Former Basic Policy.

In addition, if the proposal to establish the specifics of the Basic Policy is approved at the Ordinary General Meeting of Shareholders, we plan, pursuant to the Basic Policy, to pass a resolution at a meeting of our board of directors held on the same day as the Ordinary General Meeting of Shareholders after the close of the Ordinary General Meeting of Shareholders on the specifics of the plan for measures against the acquisition of a substantial shareholding of Wacoal Holdings Corp. (the “Plan”) and to publish the Plan.

At the meeting of our board of directors held on May 15, 2012, all directors, including three outside directors, attended the meeting, and the proposal to renew the Basic Policy was unanimously approved and adopted by all directors. In addition, all five corporate auditors who attended said meeting (including three outside corporate auditors) stated that they have no objection to the renewal of the Basic Policy.

The shareholding of Wacoal Holdings Corp. as of March 31, 2012 is as set out in Exhibit 1. As of May 15, 2012 we have not received any notification or proposal of an acquisition of a substantial shareholding of Wacoal Holdings Corp. from any particular third party.

I.	Basic Policy concerning Persons who Control the Asset and Business Policy Decisions of Wacoal Holdings Corp.

Since our establishment in 1949, we have strived to develop a domestic market for female innerwear (undergarments), penetrate the global market and establish our business with the aim of creating a global company through a 50-year long-term management plan based on our business objectives of making and assisting women in becoming beautiful and facilitating the realization of women’s desire to be beautiful. Moreover, as a leading female innerwear company, we have developed the Wacoal brand, which has become widely accepted by both domestic and international consumers.

Our corporate value is mainly generated from (i) our strong market position and brand value in the intimate apparel market, which has been cultivated over a long period of time; (ii) our ability to develop highly functional, high value-added, attractive products based on the results of human scientific research from a medium- to long-term perspective; (iii) our superb product quality and supporting technical staff, as well as our highly productive global manufacturing and supply systems employing excellent sewing technology; (iv) our close personal relationships with distributors in various sales channels, which link us with our customers; (v) the trust of our customers that has been gained through direct communication and sales by our beauty advisors, who have a sound knowledge of our products and a wealth of sales experience; and (vi) our good social standing established through the promotion of various social action programs such as the “Remmama” project and “Pink Ribbon” activities, and our corporate value and the common interests of our shareholders will suffer unless these “Wacoal strengths” are secured over the medium- to long-term. We therefore believe that any person who controls our assets and business decisions must fully understand these considerations and must be capable of securing and enhancing the corporate value and the common interests of our shareholders over the medium to long term.

We will not uniformly reject an acquisition of a substantial shareholding of Wacoal Holdings Corp. if it contributes to the corporate value and the common interests of our shareholders. However, there are many acquisitions of substantial shareholdings of companies that do not contribute to the corporate value of the target company or the common interests of our shareholders, such as where it is clear from the purpose of the acquisition that it will cause damage to the corporate value of the target company or the common interests of our shareholders, where it is likely that the shareholders are in effect being forced to sell their shares, where insufficient time or information is given for the board of directors and the shareholders of the target company to consider the conditions of the acquisition or for the board of directors of the target company to make an alternative proposal, or where it is necessary for the target company to negotiate with the prospective purchaser to obtain conditions that are more favorable than those proposed by the prospective purchaser.

In light of these circumstances, we believe that it is essential that we be ready at all times to implement a system that will prevent any acquisition that is contrary to the corporate value or the common interests of our shareholders by enabling our shareholders to determine whether or not to accept such an acquisition and enabling our board of directors to secure any necessary information and time to make an alternative proposal or to negotiate with the prospective purchaser on behalf of our shareholders at the time of an acquisition of our shares.

II.	Special Measures Contributing to the Implementation of the Basic Policy

1.	Measures for the Enhancement of Corporate Value

We were restructured as a holding company in 2005 in order to realize our medium- and long-term strategies to further enhance our corporate value, and further, we are promoting expansion of domestic and overseas business (including through M&A deals), making efforts to improve profitability, and working to secure and enhance the corporate value and the common interests of our shareholders under the medium-term and fiscal year management policies.

We will continue to conduct our business operations with the aim of enhancing our corporate value by (i) strengthening Wacoal’s overall capabilities through alliances within the Group, (ii) expanding our domestic and overseas business and maintaining and/or improving profitability, (iii) strengthening our Group’s management system, and (iv) carrying out CSR activities (such as compliance training and education, investor relation activities, and social action programs). Such operations will be conducted in order to build “Wacoal” as an enduring corporate brand while we improve Wacoal’s strengths that form the basis of our corporate value as described in Section I above, and being mindful of our objectives in making and assisting women in becoming beautiful, and facilitating the realization of women’s desire to be beautiful.

2.	Measures to Enhance Corporate Governance

The purpose and basic policy of our Group’s corporate governance is to continuously enhance our corporate value by increasing transparency and securing the fairness and independence of our corporate management from the perspective of all stakeholders, including our shareholders and customers.

The following bodies and systems have been established within Wacoal Holdings Corp. with the aim of enhancing our corporate governance, and the entire Company is also working towards this goal.

Our board of directors currently comprises eight directors and makes decisions on matters concerning important business, such as management policy and management strategy and matters stipulated by laws or ordinances or our Articles of Incorporation. Three of these eight directors are independent outside directors who give our board of directors advice and guidance from an objective perspective based on their wealth of experience and knowledge of management and business. The term of office of each director is one year, and we are further clarifying the responsibilities of our management to our shareholders. Further, with respect to the nomination, promotion, and remuneration of directors, an “Executive Compensation Advisory Committee,” whose members include outside directors, has been established and operates with a high degree of transparency and fairness.

We use a “corporate auditor system”, and our board of auditors comprises five corporate auditors, of which three are outside corporate auditors. The function of our board of auditors is to monitor and supervise our management.

Further, all of the above-stated three outside directors and three outside corporate auditors have been designated as our independent officer and have been notified to the Tokyo Stock Exchange and Osaka Securities Exchange.

Wacoal Corp., one of our Group’s core business companies, has adopted an executive officer system in order to separate management supervision and management execution. “Group Management Rules” and “Group Accounting Rules” have been established for Wacoal Corp. and each other group company, and each group company conducts our business operations in accordance with both sets of rules.

Further, the “Group Management Meeting” of our Group that comprises our directors and corporate auditors has been established in Wacoal Holdings Corp. This meeting considers matters concerning the management strategy of our Group and other important management issues and conducts preliminary reviews of matters for review by our board of directors together with the “Wacoal Senior Management Meeting”, which comprises directors, corporate auditors, and senior executive officers of Wacoal Corp., one of our Group’s core business companies.

Further, the “Quarterly Business Results Review Committee” has been established under the “Group Management Meeting”. Our directors and corporate auditors and the directors, corporate auditors, and executive officers of Wacoal Corp., one of our Group’s core business companies, attend meetings of the Quarterly Business Results Review Committee and review the business results of each business company and each business department each quarter. Also under the “Group Management Meeting’, we have established the “Group Strategy Committee”, and the managers of Company Group’s major business companies in Japan and overseas, in addition to the attendees of the “Group Management Meeting”, attend meetings of the Group Strategy Committee and share management issues and review important matters.

In addition, the “Corporate Ethics Committee”, “Disclosure Committee”, and “Risk Management Committee” have each been established as committees of the entire Company. Under these committees, the “Compliance Division”, “Quality Assurance Division”, “Accident and Disaster Measures Division”, and “Environmental Division” have each been established, and each of these divisions is ready to enhance and respond to risks of loss of corporate value in each field. These divisions report to our board of directors from time to time on the status of their activities.

III.	Measures to Prevent Inappropriate Persons from Controlling Our Decisions of Financial and Business Policies in light of the Basic Policy

1.	Proposal for Determination of the Specifics of the Basic Policy

We will submit to the Ordinary General Meeting of Shareholders a proposal with respect to the specifics of the Basic Policy for the purpose of preventing an inappropriate person from controlling our assets and business policy decisions in light of the Basic Policy set out in Section I above.

(1)	Outline of the Basic Policy

For the purpose of securing and enhancing the corporate value and the common interests of our shareholders, our board of directors will separately pass a resolution to adopt specific measures pursuant to the “Main Features of the Plan” as stipulated in Paragraph (2) below. The preventive measures are to be taken against the acquisition of a substantial shareholding of Wacoal Holdings Corp. by providing advance warning (i.e. takeover defensive measures during ordinary times) to any third party who may launch an acquisition of our shares that there are procedures that such third party must follow and that a free allocation of acquisition rights for the subscription of new shares with discriminatory treatment for the exercise of such rights and a condition to purchase such shares may be implemented by us. Such advance warning will be given by disseminating the details of such Plan through timely disclosure to the relevant stock exchange and disclosure in our business reports as well as other materials that are required to be disclosed by law and by posting such details on our website.

(2)	Main Features of the Plan

(a)	Outline of the Plan

Under the Plan, we will demand that any third party (the “Purchaser”) who launches or proposes a Purchase as defined in (b) below follow the procedures prescribed in (c) below and will provide the information and ensure sufficient time to consider such Purchase. In any of the circumstances set forth under (e)(i) below, we will conduct a free allocation to all shareholders of acquisition rights for the subscription of new shares with terms that prohibit such Purchaser from exercising such rights (discriminatory treatment) with a condition to purchase shares or other terms as prescribed in (e)(iii) below (the “Share Acquisition Rights”).

(b)	Purchase

The	term “Purchase” as used in the Plan means a purchase or any similar act which falls under (i) or (ii) below:

(i)	the purchase of share certificates[1] issued by us that results in a shareholding ratio[2] by a shareholder[3] of more than 20% of such share certificates; and

(ii)	a public tender offer[4] for share certificates[5] issued by us that results in a combined ownership ratio[6] by the offeror and any of our affiliates[7] of more than 20% of such share certificates.

[1]	“Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Act (“FIEA”); the same shall apply hereinafter unless provided otherwise.
[2]	“Ratio of holding of the share certificates” (kabuken hoyu wariai) shall have the meaning as prescribed in Paragraph 4, Article 27-23 of the FIEA; the same shall apply hereinafter.
[3]	“Shareholder” (hoyusha) shall include any parties stipulated in Paragraph 3, Article 27-23 of the FIEA; the same shall apply hereinafter.
[4]	“Public tender offer” (kokai kaitsuke) shall have the meaning prescribed in Paragraph 6, Article 27-2 of the FIEA; the same shall apply hereinafter.
[5]	For the purposes of this paragraph (ii), “Share certificates” (kabukento) shall have the meaning prescribed in Paragraph 1, Article 27-2 of the FIEA.
[6]	“Combined ratio of ownership of the share certificates” (kabukento shoyu wariai) shall have the meaning as prescribed in Paragraph 8, Article 27-2 of the FIEA; the same shall apply hereinafter.
[7]	“Affiliate” (tokubetsu kankeisha) (including any person who may be deemed as having a special relationship by our Board of Directors) shall have the meaning prescribed in Paragraph 7, Article 27-2 of the FIEA; provided, however, that a person prescribed in Paragraph 2, Article 3 of the Cabinet Office Order Concerning Disclosure Relating to Tender Offer of Shares or Other securities by any Person Other Than the Issuing Company shall be excluded from among those who are set forth in Item 1 of said Paragraph 7; the same shall apply hereinafter.

(c)	Purchase Procedures for the Purchaser

Unless otherwise provided by our board of directors, if the Purchaser intends to make a Purchase, such Purchaser must submit to us a document in a form prescribed by us describing the particulars of the Purchaser, the purpose, method and details of the Purchase, the basis of calculation of the purchase price, evidence of funds for the Purchase, policies to manage our Group after the Purchase, other information separately required by our board of directors upon renewal of the Plan (the “Required Information”) as well as an oath by such Purchaser that such Purchaser will follow the procedures as prescribed in the Plan (the “Purchase Explanation”) prior to the launch of such Purchase. Our board of directors will provide the Purchase Explanation to the Independent Committee (see (f) below for details; hereinafter the same) promptly after receipt. If the description of the Required Information in such Purchase Explanation is deemed insufficient by the Independent Committee, the Purchaser must submit additional information requested by the Independent Committee no later than by the deadline set by the Independent Committee. The Purchase Explanation and the Required Information (including additional information) shall be prepared in Japanese only. In order to compare the Purchase Explanation and Required Information with the management plan of and valuation by our board of directors, and to conduct an examination of alternative proposals by our board of directors for purposes of securing and enhancing the corporate value and the common interests of our shareholders, the Independent Committee may also request our board of directors to present its opinion concerning the terms and conditions of such Purchase as well as to submit any supporting materials, alternative proposals or other information and/or materials as may be required by the Independent Committee no later than by such response deadline set by the Independent Committee. Such deadline will take into account the time necessary for collection of the information and examination of the valuation of business by our board of directors, including independent experts, as the case may be (provided that such period does not in principle exceed 60 days).

(d)	Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by the Independent Committee

If the provision of information stipulated under (c) above is deemed sufficient by the Independent Committee, the Independent Committee will set a period (up to 60 days) for examination (the “Examination Period”) (provided, however, that if the Independent Committee cannot give advice as stipulated in (e)(i) or (ii) below before the expiration of the Examination Period, such period may be extended as necessary up to 30 days).

Based on the information and/or materials provided by the Purchaser and our board of directors, the Independent Committee will evaluate and/or examine the terms and conditions of the Purchase by the Purchaser during the Examination Period for purposes of securing and enhancing the corporate value and the common interests of our shareholders. The Independent Committee will also directly, or indirectly through our board of directors, discuss and/or negotiate with the Purchaser, or propose alternatives for our shareholders whenever necessary to improve the terms and conditions of the Purchase. If the Independent Committee requests, either directly or indirectly through our board of directors, that the Purchaser provide material for examination or any other information or to discuss and/or negotiate with the Independent Committee during the Examination Period, the Purchaser must promptly respond to such request.

The Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at our cost.

(e)	Implementation of Free Allocation of Share Acquisition Rights

(i)	Advice by Independent Committee on Implementation

The Independent Committee will advise our board of directors to implement a free allocation of Share Acquisition Rights in the event that the Independent Committee determines that any of the following has occurred:

(A)	if the Purchaser fails to provide the required information and to observe the Examination Period as stipulated in (c) above or comply with the procedures as prescribed by the Plan;

(B)	if it is recognized that the Purchase by the Purchaser falls under any of the following categories and that it is reasonable to implement a free allocation of Share Acquisition Rights as a result of the evaluation and/or consideration of the information and/or materials provided by the Purchaser and our board of directors, as well as discussions and/or negotiations with the Purchaser:

1)	a Purchase that threatens to cause obvious harm to our corporate value and thus to the common interests of the shareholders through any of the following actions or other similar actions:

(a)	a buyout of share certificates for the purpose of requiring us to purchase such share certificates at an inflated price;

(b)	temporary control of our management to conduct business in such a way as to achieve the interests of the Purchaser at our expense, such as low-cost acquisition of our material assets;

(c)	diversion of our assets to secure or repay the debts of the Purchaser or its group companies; or

(d)	temporary control of our management to dispose of high-value assets that are not currently related to our business, and temporarily declaring high dividends from the proceeds of such disposal or selling the shares at a high price by taking advantage of the opportunity afforded by a rapid rise of share prices which is attributable to such dividends;

2)	a Purchase that effectively forces the shareholders to sell their share certificates, such as in a coerced two-tier purchase (i.e. the acquisition of shares including a public tender offer that does not offer to acquire all of the shares in the initial acquisition and sets unfavorable terms and conditions or does not set clear terms and conditions against shareholders in the second acquisition);

3)	a Purchase that is to be carried out without granting us the time reasonably necessary for us to provide an alternative proposal regarding such Purchase;

4)	a Purchase that is to be carried out without providing our shareholders adequate information to allow them to make a reasonable determination with respect to the Required Information and other details of the Purchase;

5)	a Purchase that includes inadequate or inappropriate terms and conditions (including the amount and type of consideration, the timeframe of the Purchase, the legality of the method of the Purchase, the probability of the implementation of the Purchase and policies for the treatment of our employees, contractors, clients and other interested parties of us) in light of our primary values; or

6)	a Purchase that may damage our relationship with our employees, contractors or clients that are essential in creating Company value or our brand value or that may pose a material threat to our values and thus to the common interests of our shareholders;

Provided, however, that after giving such advice to implement a free allocation of Share Acquisition Rights, if the Purchaser withdraws its proposed Purchase or such proposed Purchase otherwise ceases to exist, or if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee may change its decision, including advising the withdrawal of the free allocation of the Share Acquisition Rights or the free allocation of the Share Acquisition Rights following allocation, and recommend such decision to our board of directors.

Even if the Independent Committee determines that the Purchase falls under (A) or (B) above, if the Independent Committee determines that it is reasonable to obtain the resolution of a general meeting of shareholders regarding the implementation of the free allocation of the Share Acquisition Rights, it shall recommend to our board of directors that a general meeting of shareholders be convened and that the implementation of the free allocation of the Share Acquisition Rights be placed on the agenda.

(ii)	Advice by Independent Committee against Implementation

If the Independent Committee determines that the Purchase by the Purchaser does not fall under (A) or (B) above, the Independent Committee will recommend to our board of directors that the free allocation of the Share Acquisition Rights not be enforced; provided, however, that after giving such advice not to implement a free allocation of the Share Acquisition Rights, if there is a change in the facts or basis upon which such decision or advice was made, and the Independent Committee subsequently determines that the Purchase by the Purchaser does fall under (A) or (B) of (i) above, the Independent Committee may amend its decision, including by advising in favor of the implementation of a free allocation of the Share Acquisition Rights, and the recommendation of such decision to our board of directors.

(iii)	Disclosure of Information to Shareholders

Our board of directors and the Independent Committee will promptly disclose the following information if such disclosure is determined as appropriate by the Independent Committee:

(1)	that there is a Purchaser;

(2)	that a Purchase Explanation has been provided and its summary;

(3)	that the Required Information has been provided and its summary;

(4)	that the Examination Period has commenced;

(5)	that a resolution for an extension of the Examination Period has been passed and its summary; and

(6)	the recommendation of the Independent Committee and its summary (and where a different recommendation is subsequently made due to a change in circumstances the fact of such change and its summary).

(iv)	Respect for the Advice of the Independent Committee by Our Board of Directors

Our board of directors shall give the utmost respect to the advice provided by the Independent Committee pursuant to (i) and (ii) above, and shall as an institution governed by the Corporate Law of Japan adopt relevant resolutions with respect to free allocation of the Share Acquisition Rights; provided, if a recommendation is made by the Independent Committee that a general meeting of shareholder be convened and that the implementation of the free allocation of the Share Acquisition Rights be placed on the agenda, our Board of Directors shall, excluding cases where holding a general meeting of shareholders is significantly difficult, promptly convene a general meeting of shareholders and include in its agenda implementation of free allocation of the Share Acquisition Rights so as to hold a general meeting of shareholders as soon as is practically possible.

If the resolution for implementation of the free allocation of the Share Acquisition Rights is passed by such general meeting of shareholders, our board of directors shall, pursuant to such general meeting of shareholder resolution, conduct procedures necessary for the free allocation of the Share Acquisition Rights. (Where a resolution is passed at the general meeting of shareholder to the effect that the decision for the free allocation of the Share Acquisition Rights is to be delegated to our board of directors, our board of directors’ resolution for the implementation of the free allocation of the Share Acquisition Rights shall be voted upon). Where the resolution for implementation of free allocation of the Share Acquisition Rights fails to pass at the general meeting of shareholders, a resolution against the implementation of free allocation of the Share Acquisition Rights shall be voted upon.

The Purchaser shall not execute the purchase in the period up until the resolution in favor of or against the implementation of free allocation of the Share Acquisition Rights has been voted upon by our board of directors, or where the abovementioned general meeting of shareholders is convened, until the resolution for implementation of the free allocation of the Share Acquisition Rights has been passed or not passed by such general meeting of shareholders.

Where our board of directors votes upon a resolution in favor of or against the implementation of the free allocation of the Share Acquisition Rights, where our board of directors votes upon a resolution for convocation of such general meeting of shareholders, or where a general meeting of shareholder resolution in favor of or against the implementation of free allocation of the Share Acquisition Rights is voted upon, our board of directors shall promptly disclose a summary of such resolution and other information as determined as appropriate by our board of directors.

(v)	Primary Terms and Conditions of the Free Allocation of the Share Acquisition Rights

The primary terms and conditions of the free allocation of the Share Acquisition Rights are as follows:

(1)	Number of Share Acquisition Rights

The number of Share Acquisition Rights will be separately determined by our board of directors in a resolution relating to the free allocation of the Share Acquisition Rights (the “Free Allocation Resolution”), up to a maximum of two times the final number of the total outstanding shares of Wacoal Holdings Corp. as of an allocation date (the “Allocation Date”) to be separately determined by the Free Allocation Resolution (minus the number of our shares held by us at the time).

(2)	Shareholders Eligible for the Allocation

We will implement a free allocation of the Share Acquisition Rights to those shareholders, other than us, who are registered or recorded in our final register of shareholders as of the Allocation Date at such ratio as separately determined in the Free Allocation Resolution up to a maximum of two Share Acquisition Rights for every one stock of us held.

(3)	Effective Date of Free Allocation of Share Acquisition Rights

The effective date shall be a date to be separately determined in the Free Allocation Resolution.

(4)	Number of Shares to be Acquired upon Exercise of the Share Acquisition Rights

The number of Company shares8 to be acquired for every one Share Acquisition Right (transfer shares as stipulated in Article 128(1) of the Act on Transfer of Bonds etc. to which the provisions of the same law are applicable) shall be one (1) share unless otherwise adjusted.

(5)	The Amount of Property to be Contributed upon Exercise of the Share Acquisition Rights

The purpose of contributions made upon the exercise of the Share Acquisition Rights shall be financial, and the value of property per share of our stock to be contributed upon the exercise of the Share Acquisition Rights shall be at least one (1) yen but not exceeding one-half (1/2) of the market value of one share of our stock as separately determined in the Free Allocation Resolution.

(6)	Exercise Period of the Share Acquisition Rights

The commencement date will be a date on which the free allocation of the Share Acquisition Rights becomes effective or a date otherwise determined in the Free Allocation Resolution, and the period will be between one and two months as determined in the Free Allocation Resolution.

[8]

Even in such case we become a Corporation with Class Shares (Article 2(13) of the Corporate Law), (1) Company shares issued upon the exercise of the Share Acquisition Rights and (2) shares delivered in exchange for the acquisition of Share Acquisition Rights shall mean the same type of share (common shares) currently issued by us at the commencement of the Ordinary General Meeting of Shareholders.

(7)	Terms and Conditions for Exercise

The parties set forth in (a) through (f) below (collectively the “Unqualified Parties”) may not in principal exercise Share Acquisition Rights:

(a)	a specified large shareholder;[9]

(b)	joint shareholders[10] of a specified large shareholder;

(c)	a specified large purchaser;[11]

(d)	persons having a special relationship with a specified large purchaser;

(e)	any transferee of or successor to the Share Acquisition Rights of any party falling under (a) through (d) above without the approval of our board of directors; or

(f)	any affiliate[12] of any party listed under (a) through (e) above.

(8)	Restrictions on Transfer of the Share Acquisition Rights

Any acquisition by assignment of the Share Acquisition Rights requires the approval of our board of directors.

[9]	“Specified large shareholders” (tokutei tairyo hoyusha) means a holder of share certificates issued by us and whose ratio of ownership in respect of such share certificates is deemed to be at least 20% by the Board of Directors.
[10]	“Joint shareholders” (kyodo hoyusha) shall have the meaning as prescribed in Paragraph 5, Article 27-23 of FIEL and shall include any party who is deemed to be a joint shareholder by the Board of Directors in accordance with Paragraph 6 of said Article.
[11]	“Specified large purchaser” (tokutei tairyo kaitsukesha) means a person who makes a public announcement of Purchase (as defined in Paragraph 1, Article 27-2 of FIEA; the same shall apply in this footnote 11) of share certificates (as defined in Paragraph 1, Article 27-2 of FIEA; the same shall apply in this footnote 11) issued by us through public tender offer and whose ratio of ownership of share certificates after such purchase (including similar ownership as prescribed in Paragraph 3, Article 7 of the Enforcement Order of the FIEA) is deemed by the Board of Directors to be at least 20% when combined with the ratio of ownership of share certificates of a person having a special relationship.
[12]	“Affiliate” (kanrensha) of a given party means a person deemed by the board of directors to substantially control, be controlled by, or be under common control with such given party, or a party deemed by the board of directors to act in concert with such given party. “Control” means to “control the determination of the financial and business policies” (as defined in Paragraph 3, Article 3 of the Enforcement Regulations of the Corporate Law) of other corporations or entities.

(9)	Acquisition of the Share Acquisition Rights

(a)	We may, at any time up to the day before the first day of the exercise period of the Share Acquisition Rights, acquire the Share Acquisition Rights gratuitously.

(b)	We may, on a date separately determined by our board of directors acquire the Share Acquisition Rights that are held by shareholders other than Unqualified Parties and which have not been exercised, and in exchange, deliver one share of our stock for every Share Acquisition Right (unless otherwise adjusted).

(c)	Any other potential acquisition by us and the terms and conditions thereof shall be separately governed in a Free Allocation Resolution.

(10)	Others

Any other terms and conditions of the Share Acquisition Rights shall be separately governed in a Free Allocation Resolution.

(f)	The Independent Committee

We shall establish an Independent Committee, which shall consist only of members who are independent from our executive officers, in order to prevent our board of directors from making an arbitrary decision concerning implementation and non-implementation of a free allocation of Share Acquisition Rights pursuant to the Plan. The Independent Committee shall be composed of three or more members. All members of the Independent Committee shall be appointed from (i) our outside directors, (ii) our outside corporate auditors or (iii) independent experts (experienced company managers, persons with a governmental background, legal counsel, certified public accountants or academic experts, etc.) by our board of directors and shall be announced accordingly.

A resolution of the Independent Committee shall be adopted in principle by a majority of the members at a meeting where all members of the Independent Committee are present; provided, however, that if there are unavoidable circumstances such as an accident and any member is unable to act as aforesaid, a resolution may be adopted by the majority of the members present at a meeting where the majority of the members of the Independent Committee is present.

Any other matters concerning the Independent Committee shall be separately provided for by our board of directors.

(g)	Termination of the Plan

If our board of directors adopts a resolution to terminate the Plan, the Plan shall be terminated at that point.

(h)	Others

In addition to the matters set forth in (a) through (g) above, the particulars of the Plan shall be separately determined by our board of directors in a resolution relating to the renewal of the Plan.

(3)	Effective Period of the Basic Policy

The effective period of the Basic Policy shall expire upon the conclusion of the ordinary general meeting of shareholders held in respect of the last fiscal year ending within three (3) years after the conclusion of the Ordinary General Meeting of Shareholders; provided, however, that the Basic Policy may be changed or terminated by and pursuant to the resolution of the general meetings of shareholders if so resolved by a general meeting of shareholders, even if such effective period has not expired. In such case, the Plan shall be promptly changed or terminated to reflect such change to the basic policy.

2.	Impact on Shareholders and Investors

(1)	Impact on Shareholders and Investors at the Time of Renewal of the Basic Policy/the Plan

As no actual free allocation of Share Acquisition Rights will occur at the time of renewal of the Basic Policy or the Plan, there will be no direct or concrete impact on the rights and interests of the shareholders or investors.

(2)	Impact on Shareholders and Investors at the Time of a Free Allocation of Share Acquisition Rights

Upon renewing the Plan and implementing a free allocation of Share Acquisition Rights in accordance with the procedures under the Plan, Share Acquisition Rights will be allotted free to the shareholders as of such Allocation Date and at such rate as are separately determined in a Free Allocation Resolution, up to a maximum of two Share Acquisition Rights for each share held. If any shareholder(s) fail(s) to pay the amount equivalent to the exercise price or otherwise to implement the procedures to exercise its (their) Share Acquisition Rights during the exercise period of Share Acquisition Rights, our shares held by said shareholder(s) will be diluted by the exercise of Share Acquisition Rights by other shareholders. However, we may, upon a decision by our board of directors, acquire Share Acquisition Rights from shareholders other than Unqualified Parties and, in exchange, deliver our ordinary shares. In such case, shareholders other than Unqualified Parties will receive our shares in consideration of Share Acquisition Rights acquired by us without exercising their Share Acquisition Rights or paying an amount equivalent to the exercise price, and the value of our shares held by such shareholders will not be diluted.

Further, if a free allocation of Share Acquisition Rights is discontinued after the resolution for such allocation is adopted or a free acquisition of Share Acquisition Rights is made, the per-share value of our shares will not be diluted. Accordingly, the shareholders or investors who have sold or purchased our shares on the precondition that dilution of the per-share value of our shares will take place will be subject to the fluctuation of our share prices.

IV.	Our Board of Directors’ Decisions Regarding the Above Measures and the Reasons Concerning Such Decisions

1.	Special Measures Contributing to the Implementation of the Basic Policy in Section I Above (measures in Section II above)

The measures set out in Section II above for improving the corporate value and for enhancing corporate governance, developed as specific measures to continuously enhance our corporate value and the common interest of our shareholders, will contribute to the implementation of the basic policy.

Accordingly, these measures are in accordance with the basic policy and conform to the common interest of our shareholders, and not for the purposes of maintaining the status of our officers.

2.	Measures to Prevent Inappropriate Persons from Controlling Our Decisions of Financial and Business Policies in light of the Basic Policy of Section I Above (measures in Section III above)

(1)	The Basic Policy is in accordance with the basic policy of Section I above

The Basic Policy is the framework to secure our corporate value and the common interest of our shareholders, in the event that our share certificates are purchased, by enabling shareholders to make decisions with respect to whether to accept such purchase and enabling our board of directors to secure information and time necessary for making alternative proposals to shareholders or to negotiate and consult with a Purchaser on behalf of the shareholders, and is therefore in accordance with the basic policy.

(2)	These measures do not impair any common interest of the shareholders, and are not aimed at maintaining the status of our officers

For the reasons described below, we believe that in the light of the basic policy described in Section I above, the Basic Policy does not impair any common interests of the shareholders, and is not aimed at maintaining the status of our officers.

(a)	Compliance with Requirements of Guidelines for Defensive Measures against Takeovers

The Basic Policy complies with the three principles set forth by the “Guidelines concerning Defensive Measures against Takeovers for the Purposes of Securing or Enhancing Corporate Value and the Common Interests of Shareholders” published by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005.

(b)	Importance of Shareholders’ Opinions

The Basic Policy will be decided upon the approval of and a resolution at the Ordinary General Meeting of Shareholders as stated above.

Further, as stated in Section III.1(3) “Effective Period of the Basic Policy” above, the Basic Policy has a so-called “sunset clause”, which sets forth an effective period of three (3) years, and it also provides that it may be amended or terminated by resolution of our shareholders, even if the effective period of the Basic Policy has not yet expired. In addition, even during the effective period of the Basic Policy, the Plan may be terminated by resolution of our board of directors which consists of the directors elected by our shareholders. Therefore, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan to be renewed pursuant thereto.

(c)	Importance of Judgment of Independent Outside Persons and Disclosure of Information

As stated in Section III.1(2)(f) “Independent Committee”, any substantive judgment regarding the operation of the Basic Policy, such as the implementation of a free allocation of Share Acquisition Rights, is to be made by an Independent Committee consisting only of those persons who are independent of the management which executes our business. Therefore, such a structure ensures the operation of the Plan in line with the protection of our corporate value and our shareholders’ common interests, as the Independent Committee will closely monitor the activities of our board of directors to prevent it from arbitrarily implementing a free allocation of Share Acquisition Rights and the summary of the independent committee’s judgment will be disclosed to the shareholders.

Upon approval by the Ordinary General Meeting of Shareholders of the Basic Policy and resolution of our board of directors to adopt the renewal of the Plan, the scheduled members of the Independent Committee shall be Messrs. Mamoru Ozaki as our outside director, Tomoharu Kuda as our outside corporate auditor and Naoto Nakamura as the independent expert. Please see the attached Exhibit 2 for their biographies.

(d)	Establishment of Reasonably Objective Requirements

As stated in Section III.1(2)(e)(i) “Advice by the Independent Committee on Implementation”, the Plan is constituted so that a free allocation of Share Acquisition Rights will not be implemented unless reasonable and detailed objective requirements that are prescribed in advance have been satisfied. Thus, it is considered that this structure prevents any arbitrary implementation by our board of directors.

(e)	Obtaining the Independent Experts’ Opinion

As stated in Section III.1(2)(d) “Examination of Terms and Conditions of Purchase and Negotiation and/or Proposal of Alternatives by Independent Committee”, when a Purchaser appears, the Independent Committee may obtain advice from independent experts (including, but not limited to, financial advisors, legal counsel and certified public accountants) at our cost. This structure therefore further ensures the fairness and independence of the Independent Committee’s judgment.

(f)	Term of Office of Our Director is One Year

The term of office of our director shall be one (1) year. Therefore, even during the effective period of the Plan, the intentions of the shareholders will be sufficiently reflected in the Basic Policy and the Plan through the election of our directors every year.

(g)	No Dead-Hand or Slow-Hand Defensive Measures against Takeovers

As described in the “Termination of the Plan” under III.1.(2)(g) above, the Plan is designated in a way so that it may be terminated at a meeting of our board of directors, which can include directors who are nominated by any person acquiring a substantial shareholding of Wacoal Holdings Corp. and are elected at the meeting of shareholders. Therefore, the Plan is not a dead-hand defensive measure against takeovers (a defensive measure that prevents the Plan from being implemented even if a majority of the members of our board of directors are replaced). In addition, because we do not have a staggered term of office for directors, the Plan is not a slow-hand defensive measure against takeovers (a defensive measure that requires time to prevent the Plan from being implemented because members of our board of directors cannot be replaced at once).

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Exhibit 1

[Exhibit 1 — Our Shareholding Summary (as of March 31, 2012)]

1.	Total number of shares authorized to be issued: 500,000,000 shares

2.	Total number of issued and outstanding shares: 143,378,085 shares

3.	Total number of shareholders: 15,154 persons

4.	Major shareholders (top 10):

Name of shareholder	Number of shares of Wacoal Holdings Corp. held by shareholder (Thousands of shares)	Shareholding Ratio (%)
The Bank of New York Mellon, as depository bank for depository receipt holders	11,426	8.11%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	6,990	4.96%
Meiji Yasuda Life Insurance Company	6,796	4.82%
Japan Trustee Services Bank, Ltd. (Trust Account)	5,723	4.06%
Nippon Life Insurance Company	5,245	3.72%
Mika Okada	4,907	3.48%
The Bank of Kyoto, Ltd.	4,705	3.34%
The Shiga Bank, Ltd.	3,646	2.58%
The Master Trust Bank of Japan, Ltd. (Trust Account)	3,633	2.57%
Mitsubishi UFJ Trust and Banking Corporation	3,050	2.16%

(Note)	The investment ratio is calculated by using the number of issued shares as of the end of this fiscal year excluding the number of shares of treasury stock held by us.

Exhibit 2

[Exhibit 2 — Biography of Persons to Serve as Independent Committee Members]

Mr. Mamoru Ozaki:

Jun 1991	Commissioner of the National Tax Agency
Jun 1992	Administrative Vice Minister of Finance
May 1994	President of People’s Finance Corporation
Oct 1999	President of National Life Finance Corporation
Feb 2003 — present	Advisor to Yazaki Corporation
Jul 2003	Advisor of Wacoal Corp. (currently Wacoal Holdings Corp.)
Jun 2005 — present	Director of Wacoal Corp. (currently Wacoal Holdings Corp.)

*	Mr. Ozaki is currently our outside director and will be re-elected as our outside director if a proposal on the election is approved and adopted at the Ordinary General Meeting of Shareholders. Further, we have notified of Mr. Ozaki as our independent officer to the Tokyo Stock Exchange and Osaka Securities Exchange.

Mr. Tomoharu Kuda:

Sep 1972	Joined Deloitte Haskins & Sells
Oct 1979	Registered as Certified Public Accountant
Sep 1987	Transferred to London Office (U.K.)
Feb 1990	Partner of Deloitte Touche Tohmatsu (merged with Tohmatsu)
Jun 1997	Representative Partner of Deloitte
Jun 2007 — present	Corporate Auditor of Wacoal Holdings Corp.

*	Mr. Kuda is currently our outside corporate auditor and we have notified of Mr. Kuda as our independent officer to the Tokyo Stock Exchange and Osaka Securities Exchange.

Mr. Naoto Nakamura:

Oct 1982	Passed the Japanese bar exam
Apr 1985	Graduated from the Legal Training and Research Institute Registered with Daini Tokyo Bar Association, joined Mori Sogo Law Offices
Apr 1998	Opened Hibiya Park Law Offices, Partner
Feb 2003	Opened Naoto Nakamura Law Office (currently Nakamura, Tsunoda & Matsumoto)

End

[Exhibit 3]

[Translation]

May 15, 2012

To whom it may concern:

Company Name:	WACOAL HOLDINGS CORP.
Representative:	Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact:	Ikuo Otani
Managing Director and General
Manager of Corporate Planning
(Telephone: +81 (075)682-1010)

Considerations and Policies Regarding Minimum Stock Trading Unit Reduction

1.	Considerations relating to Minimum Stock Trading Unit Reduction

We believe it is important to encourage investors to hold our stock on a long-term and stable basis and to expand our investor base. To achieve this, we recognize that decreasing our minimum stock trading unit is one useful measure to reach out to individual investors.

2.	Policies relating to Minimum Stock Trading Unit Reduction

We will continue to carefully consider the reduction of our minimum stock trading unit comprehensively, taking into account various factors, such as stock market trends, stock prices, demand and supply and the costs and benefits of the reduction of our minimum stock trading unit.

Specific measures for the above and the timing of implementation of such measures have not been determined.

- End -

[Exhibit 4]

[Translation]

May 15, 2012

To whom it may concern:

Company Name:	WACOAL HOLDINGS CORP.
Representative:	Yoshikata Tsukamoto
President and Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Contact:	Ikuo Otani
Managing Director and General
Manager of Corporate Planning
(Telephone: +81 (075)682-1010)

Notice on Distribution of Surplus

We hereby give notice that the board of directors of Wacoal Holdings Corp. has adopted a resolution at its meeting held on May 15, 2012 to make the following distribution of surplus for the record date of March 31, 2012.

1.	Details of Dividend

	Determined Amount	Most Recent Dividend Forecast (Announced on January 31, 2012)	Dividend paid Previous Year (Year ended March 2011)
Record date	March 31, 2012	March 31, 2012	March 31, 2011
Dividend per share	28.00 yen	23.00 yen	20.00 yen
Total dividend	3,944 million yen	—	2,817 million yen
Effective date	June 5, 2012	—	June 6, 2011
Dividend resource	Retained earnings	—	Retained earnings

2.	Reasons

Our basic policy on profit distribution to shareholders is to make stable distributions, which take our consolidated performance into account, while seeking to improve our enterprise value through aggressive active investment for improved profitability as well as to increase earnings per share.

We have forecasted the distribution for the year ended March 2012 to be 23.00 yen per share; however, in consideration of the business results for the year ended March 2012, the distribution will be 28.00 yen per share.

* Cautionary Statement

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. You can identify these statements by the fact that they do not relate strictly to historic or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other “forward-looking” information and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

- End -